Maxim Group LLC

405 Lexington Ave

New York, NY 10174

May 1, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0404

Re:	OpGen, Inc. Registration Statement on Form S-1
(SEC File No. 333-202478)

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, the representative of the several underwriters (the “Representative”), hereby joins in the request of OpGen, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on Monday, May 4, 2015, at 5:00 p.m. (Eastern Standard Time), or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that during the period from April 6, 2015 to the date of this letter, the preliminary prospectus, dated April 6, 2015, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	200
Copies to prospective dealers:	25
Copies to prospective institutional investors:	105
Copies to prospective retail investors:	365
Total	695

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The Representative confirms on behalf of itself and the several underwriters that they have complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

MAXIM GROUP LLC
As Representative

/s/ Clifford A. Teller
By:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking